FOR IMMEDIATE RELEASE                                 Exhibit 99.1
(All amounts in U.S. dollars.                                       October 24, 2018
Per share information based on diluted
shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES THIRD QUARTER 2018 FINANCIAL RESULTS AND INTENTION TO LAUNCH NEW NORMAL COURSE ISSUER BID

TORONTO, Canada - Celestica Inc. (TSX: CLS)(NYSE: CLS), a leader in design, manufacturing and supply chain solutions for the world's most innovative companies, today announced financial results for the quarter ended September 30, 2018, and its intention to launch a new normal course issuer bid. During the first quarter of 2018, Celestica completed a reorganization of its business into two operating and reportable segments — Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS)*. Celestica also adopted new accounting standards effective January 1, 2018, and prior period comparatives have been restated. See “Adoption of IFRS 15” below.

Third Quarter 2018 Highlights

•
Revenue: $1.71 billion, compared to our previously provided guidance range of $1.65 to $1.75 billion, increased 12% compared to the third quarter of 2017; Operating margin (non-IFRS)**: 3.3%, consistent with the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges for the quarter, and 3.6% for the third quarter of 2017

•
Revenue dollars from our ATS segment increased 17% compared to the third quarter of 2017, and represented 33% of total revenue, compared to 31% of total revenue for the third quarter of 2017; ATS segment margin*** was 4.6% compared to 5.1% for the third quarter of 2017

•
Revenue dollars from our CCS segment increased 9% compared to the third quarter of 2017, and represented 67% of total revenue, compared to 69% of total revenue for the third quarter of 2017; CCS segment margin*** was 2.7% compared to 3.0% for the third quarter of 2017

•	IFRS EPS: $0.06 per share, compared to $0.24 per share for the third quarter of 2017

•
Adjusted EPS (non-IFRS)**: $0.26 per share, compared to our previously provided guidance range of $0.26 to $0.32 per share, and $0.31 per share for the third quarter of 2017; Adjusted EPS for the third quarter of 2018 included a $0.03 per share negative impact resulting primarily from taxable foreign exchange (see below)

•	Adjusted ROIC (non-IFRS)**: 16.2%, compared to 19.1% for the third quarter of 2017

•	Free cash flow (non-IFRS)**: $24.6 million, compared to $(44.1) million for the third quarter of 2017

•	Entered into a definitive agreement to acquire Impakt Holdings, LLC (Impakt)

•	Repurchased and cancelled 1.9 million subordinate voting shares for $23.3 million (including transaction fees) under our current normal course issuer bid

“Celestica delivered solid revenue growth in both our ATS and CCS segments in the third quarter, as well as continued sequential expansion of our consolidated margin,” said Rob Mionis, President and CEO, Celestica. “We were particularly pleased with the performance of our CCS business, which delivered steady margin improvements each quarter this year.”

“As we finish 2018, we are excited with the progress we are making on our strategy launched three years ago to diversify our revenue mix and deliver better overall financial performance. While we recognize there is still more work to do, we believe that our progress to date is encouraging, and positions us to enter 2019 with improving financial results, a more efficient global network, and resources that are focused on end market opportunities better aligned to our strengths and strategy.”

*Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, and capital equipment businesses. Capital equipment includes semiconductor capital equipment, and has been renamed to reflect the expanding nature of our business in this market. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. Prior period financial information has been reclassified to reflect this reorganized segment structure. See “Segment Reorganization” below.

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** See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures.

*** Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 4 to our September 30, 2018 unaudited interim condensed consolidated financial statements (Q3 2018 Interim Financial Statements) for further detail.

Third Quarter and Year-to-Date Summary

	Three months ended		Nine months ended
	September 30		September 30
	2017	2018	2017	2018
Revenue (in millions)	$1,532.8	$1,711.3	$4,572.5	$4,906.2

IFRS net earnings (in millions)	$34.8	$8.6	$91.9	$38.8
IFRS EPS	$0.24	$0.06	$0.63	$0.27

Non-IFRS adjusted net earnings (in millions)	$45.8	$36.0	$133.9	$110.1
Non-IFRS adjusted EPS	$0.31	$0.26	$0.92	$0.78
Non-IFRS adjusted return on invested capital (adjusted ROIC)	19.1%	16.2%	19.6%	15.6%
Non-IFRS operating margin	3.6%	3.3%	3.7%	3.1%
Notes to Table

International Financial Reporting Standards (IFRS) earnings per share (EPS) for the third quarter of 2018 included an aggregate charge of $0.19 (pre-tax) per share for employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Toronto transition costs (described on Schedule 1 attached hereto), and restructuring charges (see the tables in Schedule 1 and note 13 to the Q3 2018 Interim Financial Statements for per-item charges). This aggregate charge is within the range we provided on July 31, 2018 of between $0.17 to $0.23 per share for these items.

IFRS EPS for the third quarter of 2018 included an aggregate $0.13 per share negative impact attributable to other charges, most significantly restructuring charges (a $0.09 per share negative impact) incurred in connection with our cost efficiency initiative discussed under “Restructuring Update” below, and an aggregate $0.03 per share negative tax impact arising from taxable foreign exchange (Currency Impacts), primarily from the weakening of the Chinese renminbi relative to the U.S. dollar, as well as an increased proportion of profits earned in higher tax rate jurisdictions (Mix Impacts). IFRS EPS for the first nine months of 2018 included an aggregate $0.31 per share negative impact attributable to other charges, most significantly restructuring charges (a $0.20 per share negative impact), a $0.01 per share negative impact resulting from the recognition of a $1.6 million fair value adjustment in cost of sales in the second quarter of 2018 due to the write-up in the value of the inventory of Atrenne Integrated Solutions, Inc. (Atrenne) on the date of acquisition (Atrenne FVA), and an aggregate $0.07 per share negative tax impact due to Currency Impacts ($0.02 per share) and Mix Impacts, offset by a $0.03 per share tax benefit resulting from the recognition of deferred tax assets attributable to our acquisition of Atrenne (Atrenne DTA) and a $0.04 per share tax benefit arising from the reversal of previously-accrued Mexican taxes (Mexican Tax Reversal). See notes 5, 13 and 14 to our Q3 2018 Interim Financial Statements for further detail.

Non-IFRS adjusted EPS for the third quarter and first nine months of 2018 excluded, among other items noted on Schedule 1 hereto, the impact of other charges, but included the negative Currency Impacts and Mix Impacts (see above) for the applicable periods. Non-IFRS adjusted EPS for the first nine months of 2018 also excluded the Atrenne FVA and the Atrenne DTA (see Schedule 1 for further details), but included the impact of the Mexican Tax Reversal (which pertains to our core operations).

IFRS EPS for the first nine months of 2017 was favorably impacted by a $0.03 per share deferred income tax benefit related to the write-downs and impairments we recorded for our solar assets in the second quarter of 2017 and prior quarters (Solar Benefit). See notes 13 and 14 to our Q3 2018 Interim Financial Statements for further detail. Non-IFRS adjusted EPS for the first nine months of 2017 excluded, among other items noted on Schedule 1 hereto, the impact of the Solar Benefit.

Non-IFRS operating margin for the third quarter of 2018 was negatively impacted primarily by changes in overall mix and pricing pressures, most significantly in our CCS segment, as well as lower utilization in our capital equipment business. In addition to these items, non-IFRS operating margin for the first nine months of 2018 was negatively impacted by the additional inventory provisions we recorded in such period compared to the prior year period.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS or other generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures.

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Segment Reorganization

During the first quarter of 2018, we completed a reorganization of our reporting structure, including our sales, operations and management systems, into two operating and reportable segments: ATS and CCS. Prior to this reorganization, we operated in one reportable segment (Electronic Manufacturing Services), which was comprised of multiple end markets (ATS, Communications and Enterprise during 2017). Our prior period financial information has been reclassified to reflect the reorganized segment structure. Additional information regarding our reportable segments is included in note 4 to our Q3 2018 Interim Financial Statements.

Segment Revenue as a Percentage of Total Revenue	Three months ended		Nine months ended
	September 30		September 30
	2017	2018	2017	2018
ATS	31%	33%	32%	33%
CCS	69%	67%	68%	67%
Communications	45%	43%	44%	42%
Enterprise	24%	24%	24%	25%
Revenue (in billions)	$1.53	$1.71	$4.57	$4.91

Segment Income (in millions) and Margin	Three months ended September 30				Nine months ended September 30
	2017		2018		2017		2018
		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS	$24.3	5.1%	$25.5	4.6%	$70.1	4.8%	$81.6	5.0%
CCS	31.6	3.0%	30.9	2.7%	97.2	3.1%	72.6	2.2%

As part of our strategy to continue to diversify our business and improve shareholder returns, we commenced a comprehensive review of our CCS business in the second half of 2018, with the intention of addressing under-performing programs. As a result of this review, we intend to disengage from certain customer programs that do not meet our strategic objectives. This review is currently expected to result in a decline in our CCS segment revenue of approximately $500 million over the next 12 to 18 months (subject to change based on the growth or contraction of CCS programs not subject to the review). In addition, while we are not providing revenue guidance for 2019, we currently anticipate (if all other factors remain constant), a corresponding overall revenue decline, as a percentage of annual revenue, in the single digit range. This review is intended to improve our CCS segment margin, and contemplates certain restructuring actions (which have been built into our cost efficiency initiative described below), as well as changes to our manufacturing network. Although we expect reduced revenue in our CCS business as a result of this review, we intend to maintain a large portion of our CCS business, and continue to invest in areas we believe are key to the long-term success of our CCS segment, including our JDM offering, to help drive improved CCS financial performance in future periods.

Restructuring Update

In the fourth quarter of 2017, we commenced the implementation of additional restructuring actions under a new cost efficiency initiative. We have recorded $37.0 million in restructuring charges from the commencement of this initiative through the end of the third quarter of 2018, including the $13.3 million of restructuring charges recorded in the third quarter of 2018. We currently estimate that we will incur aggregate restructuring charges of between $50 million and $75 million under this initiative, and that the remainder of the charges will be recorded in the fourth quarter of 2018 through mid-2019.

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Toronto Real Property and Related Transactions Update

In September 2018, the agreement governing the sale of our Toronto real property, which includes our corporate headquarters and Toronto manufacturing operations, was assigned to a new purchaser (unrelated to us and the previous purchaser). In connection with such assignment, the agreement was amended to provide for the remaining proceeds of $122 million Canadian dollars (approximately $94 million at period-end exchange rates) to be paid in one lump sum cash payment at closing. Previously, we were to receive one-half of the purchase price in the form of an interest-free, first-ranking mortgage having a term of two-years from the closing date. In addition, although we expect to receive certain additional cash amounts at closing, if consummated, the quantification of such amounts has not yet been finalized. Other terms of the agreement remain unchanged. We currently anticipate that the sale of our Toronto real property will close no later than the end of the first quarter of 2019. However, there can be no assurance that this transaction will be completed when anticipated, or at all.

The cash proceeds from the sale of this property (if consummated) are expected to more than offset the building improvements and other capitalized costs, as well as transition costs, associated with the relocation activities resulting from the anticipated property sale. We have incurred aggregate capitalized costs of approximately $13 million, as well as transition costs of approximately $10 million (since October 2017) in connection with our relocations and the preparation of our new facilities. We expect to incur total capitalized costs of $17 million, and total transition costs of up to $15 million, in each case through the end of the first quarter of 2019.

Adoption of IFRS 15

We adopted IFRS 15, Revenue from Contracts with Customers, effective January 1, 2018. We elected to apply the retrospective approach and as a result, have restated each of the required comparative reporting periods presented herein and in our Q3 2018 Interim Financial Statements. A description of the impact of our transition to IFRS 15 is included in notes 2 and 3 to our Q3 2018 Interim Financial Statements.

Anticipated acquisition expected to broaden capabilities in the Capital Equipment Market

We entered into a definitive agreement, dated as of October 9, 2018, to acquire U.S.- based Impakt, a highly-specialized, vertically integrated company, providing manufacturing solutions for leading OEMs in the semiconductor and display (including LCD and Organic Light Emitting Diode (OLED)) industries, as well as other markets requiring complex fabrication services, with operations in California and South Korea. Through this acquisition, we expect to gain significant, new capabilities in large-format, complex, high-mix manufacturing solutions for multiple industries within our ATS segment, and broaden our precision component manufacturing, full system assembly, integration and machining capabilities. In addition, we expect to benefit from Impakt’s full spectrum of specialized vertical services, including its South Korea-based machining and manufacturing expertise. The purchase price is approximately $329 million (subject to specific adjustments as set forth in the definitive agreement). We intend to pursue the use of the accordion feature under our new credit facility to increase our term loan to finance the acquisition. However, since the accordion feature is on an uncommitted basis, there can be no assurance that any current and/or potential member of our financing syndicate will agree to its use, in the amounts we wish to borrow or at all, or that we will meet the required conditions. In the event that use of the accordion feature is unavailable (in whole or in part), we intend to finance required amounts for the acquisition with cash on hand and/or additional borrowings under our current revolver. The transaction is currently expected to close in the fourth quarter of 2018, subject to receipt of applicable regulatory approvals and satisfaction of other customary closing conditions. There can be no assurance that this acquisition will be financed in the intended manner, or that it will be consummated when anticipated, or at all.

Intention to Launch New Normal Course Issuer Bid (NCIB)

We intend to file with the Toronto Stock Exchange (TSX) a notice of intention to commence a new NCIB during the fourth quarter of 2018. If this notice is accepted by the TSX, the Company expects to be permitted to repurchase for cancellation, at its discretion during the 12 months following such acceptance, up to 10% of the "public float" (calculated in accordance with the rules of the TSX) of the Company's issued and outstanding subordinate voting shares. Purchases under the NCIB, if accepted, will be conducted in the open market or as otherwise permitted, subject to the terms and limitations to be applicable to such NCIB, and will be made through the facilities of the TSX. The Company believes that an NCIB is in the interest of the Company and constitutes a desirable use of its funds.

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Fourth Quarter 2018 Outlook

For the quarter ending December 31, 2018, we anticipate revenue to be in the range of $1.70 billion to $1.80 billion, non-IFRS selling, general and administrative expenses (SG&A) to be in the range of $49.0 million to $51.0 million, non-IFRS operating margin to be 3.5% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges for the quarter, and non-IFRS adjusted EPS to be in the range of $0.27 to $0.33. We expect a negative $0.14 to $0.20 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Toronto transition costs (described on Schedule 1 hereto), and restructuring charges. We anticipate our non-IFRS adjusted effective tax rate for the fourth quarter of 2018 to be in the range of 17% to 19%, excluding any impacts from taxable foreign exchange. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts.

See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures.

Non-IFRS Operating Margin Goal
In July 2018, we disclosed our goal of achieving non-IFRS operating margin in a target range of 3.5% to 4.0% over the next 1 to 3 year period. We have increased and accelerated this target range to 3.75% to 4.5% over the next 12 to 18 months, as we anticipate additional benefits from several previously announced strategic initiatives associated with: (i) the review of our CCS revenue portfolio, intended to improve financial performance in this segment, (ii) our $50 to $75 million cost efficiency initiative, and (iii) continued expansion of our ATS segment revenue portfolio, both organically, as well as through strategy-aligned acquisitions such as Atrenne and our anticipated acquisition of Impakt. The foregoing target range represents our objectives and goals, and is not intended to be a projection or forecast of future performance. Our future performance is subject to risks, uncertainties and other factors that could cause actual outcomes and results to differ materially from the goals described above.

We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures may vary materially from the corresponding IFRS financial measures.

Third Quarter 2018 Webcast
Management will host its third quarter 2018 results conference call today at 5:00 p.m. Eastern Daylight Time. The webcast can be accessed at www.celestica.com.

Non-IFRS Supplementary Information
In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess management's past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

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See Schedule 1 - Supplementary Non-IFRS Measures for, among other items, non-IFRS measures provided herein, non-IFRS definitions, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures.

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in aerospace and defense, communications, enterprise, healthtech, industrial, capital equipment (including semiconductor capital equipment), and smart energy to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development - from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers.

For more information, visit http://www.celestica.com.

Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

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Cautionary Note Regarding Forward-looking Statements
This news release contains forward-looking statements, including, without limitation, those related to our priorities, intended areas of focus, objectives, and goals; trends in the electronics manufacturing services (EMS) industry, generally and in relation to our business; our anticipated financial and/or operational results, and our anticipated non-IFRS adjusted effective tax rate; benefits anticipated from our cost efficiency initiative; our anticipated disengagement from certain CCS customer programs as a result of our comprehensive review of our CCS business, and expected declines in our CCS segment and consolidated revenue, changes to our manufacturing network, and certain restructuring actions as a result therefrom; the expected timing, cost, terms and funding of our anticipated acquisition of Impakt; our intention to launch a new NCIB, and if accepted, the number of subordinate voting shares we may be permitted to purchase thereunder, and the timing and manner of such purchases; the timing of the valuation of certain assets of Atrenne and finalization of the purchase price allocation of the acquisition; the expected increase in the amortization of intangible assets as a result of our Atrenne acquisition; our growth and diversification plans (and potential hindrances thereto); the anticipated impact of anticipated and completed acquisitions and program wins, transfers, losses or disengagements on our business; anticipated expenses, restructuring actions and charges, capital expenditures and other anticipated working capital requirements, including the anticipated amounts, timing, impact and funding thereof; the impact of tax and litigation outcomes; intended investments in our business and associated risks; the timing and terms of the sale of our real property in Toronto and related lease transactions (collectively, the Toronto Real Property Transactions); the costs, timing and execution of relocating our existing Toronto manufacturing operations and corporate headquarters (including our expectation that the costs of such relocations will be more than offset by the cash proceeds from the property sale, if consummated); the timing of the adoption of, and transition activities related to, newly-issued accounting standards; the timing of, and potential true-up premium on, annuities purchased for our U.K. Main pension plan; and our intentions with respect to our U.K. Supplementary pension plan. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “continues,” “project,” “potential,” “possible,” “contemplate,” “seek,” or similar expressions, or may employ such future or conditional verbs as “may,” “might,” “will,” “could,” “should,” or “would,” or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.

Forward-looking statements are provided to assist readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from those expressed or implied in such forward-looking statements, including, among others, risks related to: our customers’ ability to compete and succeed with our products and services; customer and segment concentration; challenges of replacing revenue from completed or lost programs or customer disengagements; changes in our mix of customers and/or the types of products or services we provide; the impact on gross profit of higher concentrations of lower margin programs; price, margin pressures and other competitive factors affecting, and the highly competitive nature of, the EMS industry in general and our CCS segment in particular; the cyclical nature of the semiconductor capital equipment business; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies; customer, competitor and/or supplier consolidation; integrating acquisitions and “operate-in-place” arrangements, and achieving the anticipated benefits therefrom; the failure to obtain (or a delay in obtaining) the necessary regulatory approvals or the failure to satisfy the other closing conditions required for our purchase of Impakt, a material adverse change at Impakt, the purchase price varying from the expected amount, our failure to obtain adequate third-party financing for the acquisition under our new credit facility on anticipated and acceptable terms, the failure to consummate our purchase of Impakt when anticipated or at all, and if the acquisition is consummated, a failure to successfully integrate the acquisition, further develop our capabilities in expected markets or otherwise expand our portfolio of solutions, and/or achieve the other expected benefits from the acquisition (collectively, Impakt Risks); retaining or expanding our business due to execution and quality issues (including our ability to successfully resolve these challenges); our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; negative impacts on our business resulting from significant uses of cash and/or any future securities issuances or increased third-party indebtedness for acquisitions (including increased third-party indebtedness for the anticipated acquisition of Impakt) or to otherwise fund our operations; delays in the delivery and availability of components, services and materials; the impact of our restructuring actions; the incurrence of future impairment charges or other write-downs of assets; managing our operations, growth initiatives, and our working capital performance during uncertain market and economic conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside of our/their control; the expansion or consolidation of our operations; recruiting or retaining skilled talent; changes to our operating model; changing commodity, materials and component costs as well as labor costs and conditions; defects or deficiencies in our products, services or designs; non-performance by counterparties; our financial exposure to foreign currency volatility; our dependence on industries affected by rapid technological change; increasing taxes, tax audits, and challenges of defending our tax positions; obtaining, renewing or meeting the conditions of tax incentives and credits; the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all; the costs, timing and/or execution of relocating our existing Toronto manufacturing operations and/or corporate headquarters proving to be other than anticipated; computer viruses, malware, hacking attempts or outages that may disrupt our operations; the variability of revenue and operating results; compliance with applicable laws, regulations, government grants and social responsibility initiatives; and current or future litigation, governmental actions, and/or changes in legislation. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.s

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ec.gov, including in our most recent MD&A, our 2017 Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

Our revenue, earnings and other financial guidance contained in this press release is based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: fluctuation of production schedules from our customers in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the successful pursuit, completion and integration of acquisitions; the success of our customers’ products; our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; supplier performance, pricing and terms; compliance by third parties with their contractual obligations and the accuracy of their representations and warranties; the costs and availability of components, materials, services, equipment, labor, energy and transportation; that our customers will retain liability for recently-imposed tariffs and countermeasures; our ability to keep pace with rapidly changing technological developments; the impact of the recent U.S. tax reform on our operations; the timing, execution and effect of restructuring actions; the successful resolution of quality issues that arise from time to time; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; our ability to successfully diversify our customer base and develop new capabilities; the availability of cash resources for repurchases of outstanding subordinate voting shares; that we achieve the expected benefits from the acquisition of Atrenne; that the sale of our Toronto real property will be consummated when anticipated; and that none of the Impakt Risks materialize. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:
Celestica Communications                 Celestica Investor Relations
(416) 448-2200                        (416) 448-2211
media@celestica.com                     clsir@celestica.com

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Supplementary Non-IFRS Measures                                 Schedule 1

Our non-IFRS measures herein include adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted earnings per share, adjusted return on invested capital (adjusted ROIC), free cash flow, adjusted tax expense and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow, adjusted tax expense and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable (as described below): employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries (including Toronto transition costs (recoveries), acquisition-related costs, legal settlements (recoveries), and the accelerated amortization of unamortized deferred financing costs), impairment charges (i.e., the write-down of goodwill, intangible assets and property, plant and equipment), other solar charges, and the Atrenne inventory fair value adjustment, all net of the associated tax adjustments (which are set forth in the table below),and non-core tax impacts (tax adjustments related to acquisitions, and certain other tax costs or recoveries related to restructuring actions or restructured sites).
We believe the non-IFRS measures we present herein are useful, as they enable investors to evaluate and compare our results from operations in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results), to evaluate cash resources that we generate each period, and to provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted tax expense and a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS.
The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS results.
The economic substance of these exclusions and management’s rationale for excluding them from non-IFRS financial measures is provided below:
Employee stock-based compensation expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do, including those competitors who report under U.S. GAAP and use non-U.S. GAAP measures to present similar metrics.
Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

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Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, Toronto transition costs (recoveries) (discussed below), acquisition-related consulting, transaction and integration costs, legal settlements (recoveries), and the accelerated amortization of unamortized deferred financing costs (discussed below). We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing operating results and do not reflect expected future operating expenses after completion of these activities. We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.
Restructuring and other charges, net of recoveries, include Toronto transition costs (recoveries), which are costs (recoveries) recorded in connection with the sale of our Toronto real property, the relocation of our existing Toronto manufacturing operations, the move of our corporate headquarters to a temporary location while space in a new office building for such headquarters at our current location (to be built by, and which we intend to lease from, the purchasers of our Toronto real property) is under construction, as well as the move to such new office space upon its completion. Toronto transition costs consist of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. Toronto transition recoveries will consist of amounts received from the purchasers of the Toronto real property or gains we record in connection with its sale, if consummated. We believe that excluding these costs and recoveries permits a better comparison of our core operating results from period-to-period, as these costs will not reflect our ongoing operations once these relocations are complete.
Restructuring and other charges, net of recoveries, include the accelerated amortization of $1.2 million in unamortized deferred financing costs recorded on the extinguishment of our Prior Facility during the second quarter of 2018. We have excluded the impact of this non-cash charge because we believe such exclusion permits a better comparison of our core operating results from period-to-period, as this charge is not representative of our typical operational charges.
Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.
Other solar charges, consisting of non-cash charges to further write down the carrying value of our then-remaining solar panel inventory and the write-down of solar accounts receivable (A/R) (primarily as a result of a solar customer's bankruptcy) to estimated recoverable amounts, were recorded in the second quarter of 2017 through cost of sales and SG&A expenses, respectively. Both of these impairment charges, which were identified during the wind down phase of our solar operations after our decision to exit the solar panel manufacturing business, are excluded as they pertain to a business we have exited, and we therefore believe they are no longer directly related to our ongoing core operating results. Although we recorded significant impairment charges to write down our solar panel inventory in the third quarter of 2016, those charges were not excluded in the determination of our non-IFRS financial measures for such period, as we were then still engaged in the solar panel manufacturing business. In connection with this wind-down, we also recorded net non-cash impairment charges to write down the carrying value of our solar panel manufacturing equipment held for sale to its estimated sales value less costs to sell, which we recorded through other charges during 2017.
The Atrenne inventory fair value adjustment consists of a $1.6 million write-up of the inventory acquired in connection with our purchase of Atrenne in April 2018, representing the difference between the cost and fair value of such inventory. Acquired assets and liabilities are recorded on our balance sheet at their fair values as of the date of acquisition. The amount of the Atrenne fair value adjustment is recognized through cost of sales as the inventory is sold. During the second quarter of 2018, we recognized the full $1.6 million adjustment (as such acquired inventory was sold during that quarter), which negatively impacted our gross profit and net earnings for the second quarter of 2018. We have excluded the impact of this adjustment for the second quarter of 2018 (which is not applicable to any other period) because we believe such exclusion permits a better comparison of our core operating results from period-to-period, as the impact of the fair value adjustment is not indicative of our ongoing operating performance.

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Non-core tax impacts are excluded, as we believe that these costs or recoveries do not reflect core operating performance and may vary significantly among those of our competitors who also generally exclude these costs or recoveries in assessing operating performance.
The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of non-IFRS measures to the most directly comparable IFRS measures (in millions, except percentages and per share amounts):

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	Three months ended September 30				Nine months ended September 30
	2017		2018		2017		2018
		% of revenue		% of revenue		% of revenue		% of revenue
IFRS revenue	$1,532.8		$1,711.3		$4,572.5		$4,906.2

IFRS gross profit	$105.6	6.9%	$112.2	6.6%	$316.9	6.9%	$310.5	6.3%
Employee stock-based compensation expense	2.9		3.0		11.4		10.9
Other solar charges (inventory write-down)	—		—		0.9		—
Atrenne inventory fair value adjustment	—		—		—		1.6
Non-IFRS adjusted gross profit	$108.5	7.1%	$115.2	6.7%	$329.2	7.2%	$323.0	6.6%

IFRS SG&A	$48.0	3.1%	$54.4	3.2%	$152.1	3.3%	$159.4	3.2%
Employee stock-based compensation expense	(3.1)		(4.4)		(11.3)		(14.1)
Other solar charges (A/R write-down)	—		—		(0.5)		—
Non-IFRS adjusted SG&A	$44.9	2.9%	$50.0	2.9%	$140.3	3.1%	$145.3	3.0%

IFRS earnings before income taxes	$42.3	2.8%	$21.5	1.3%	$111.8	2.4%	$61.8	1.3%
Finance costs	2.3		7.0		7.5		15.2
Employee stock-based compensation expense	6.0		7.4		22.7		25.0
Amortization of intangible assets (excluding computer software)	1.4		2.7		4.4		6.5
Net restructuring, impairment and other charges (recoveries) (1)	3.9		17.8		19.5		44.1
Other solar charges (inventory and A/R write-down)	—		—		1.4		—
Atrenne inventory fair value adjustment	—		—		—		1.6
Non-IFRS operating earnings (adjusted EBIAT) (1)	$55.9	3.6%	$56.4	3.3%	$167.3	3.7%	$154.2	3.1%

IFRS net earnings	$34.8	2.3%	$8.6	0.5%	$91.9	2.0%	$38.8	0.8%
Employee stock-based compensation expense	6.0		7.4		22.7		25.0
Amortization of intangible assets (excluding computer software)	1.4		2.7		4.4		6.5
Net restructuring, impairment and other charges (recoveries) (1)	3.9		17.8		19.5		44.1
Other solar charges (inventory and A/R write-down)	—		—		1.4		—
Atrenne inventory fair value adjustment	—		—		—		1.6
Adjustments for taxes (2)	(0.3)		(0.5)		(6.0)		(5.9)
Non-IFRS adjusted net earnings	$45.8		$36.0		$133.9		$110.1

Diluted EPS
Weighted average # of shares (in millions)	145.7		140.3		145.1		141.5
IFRS earnings per share	$0.24		$0.06		$0.63		$0.27
Non-IFRS adjusted earnings per share	$0.31		$0.26		$0.92		$0.78
# of shares outstanding at period end (in millions)	143.7		137.4		143.7		137.4

IFRS cash provided by (used in) operations	$(7.5)		$55.3		$83.3		$35.0
Purchase of property, plant and equipment, net of sales proceeds	(32.2)		(20.9)		(81.2)		(59.7)
Finance lease payments	(1.7)		(3.5)		(4.8)		(16.1)
Repayments from former solar supplier	—		—		12.5		—
Finance costs paid	(2.7)		(6.3)		(7.6)		(21.7)
Non-IFRS free cash flow (3)	$(44.1)		$24.6		$2.2		$(62.5)
IFRS ROIC % (4)	14.5%		6.2%		13.1%		6.3%
Non-IFRS adjusted ROIC % (4)	19.1%		16.2%		19.6%		15.6%

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(1)
Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility, our accounts receivable sales program and a customer's supplier financing program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, net restructuring and other charges (recoveries) (including acquisition-related consulting, transaction and integration costs (net of recoveries) (Acquisition Costs), legal settlements (recoveries), Toronto transition costs (recoveries), impairment charges (recoveries), and the accelerated amortization of unamortized deferred financing costs), other solar charges, and the Atrenne inventory fair value adjustment. During the third quarter and first nine months of 2018, we recorded $3.1 million and $8.3 million of Toronto transition costs, respectively, which are reported under other charges (no such costs were recorded during the third quarter or first nine months of 2017) and we expect these costs to continue into 2019. See note 13 to our Q3 2018 Interim Financial Statements for separate quantification and discussion of restructuring charges, Toronto transition costs, Acquisition Costs, the accelerated amortization of unamortized deferred financing costs, and legal settlements (recoveries).

(2)	The adjustments for taxes, as applicable, represent the tax effects of our non-IFRS adjustments and non-core tax impacts (described below).

The following table sets forth a reconciliation of our IFRS tax expense and IFRS effective tax rate to our non-IFRS adjusted tax expense and our non-IFRS adjusted effective tax rate for the periods indicated, in each case determined by excluding the tax benefits or costs associated with the listed items (in millions, except percentages) from our IFRS tax expense for such periods:

	Three months ended				Nine months ended
	September 30				September 30
	2017	Effective tax rate	2018	Effective tax rate	2017	Effective tax rate	2018	Effective tax rate
IFRS tax expense and IFRS effective tax rate	$7.5	18%	$12.9	60%	$19.9	18%	$23.0	37%

Tax costs (benefits) of the following items excluded from IFRS tax expense:
Employee stock-based compensation	0.2		0.2		0.8		1.2
Amortization of intangible assets (excluding computer software)	—		—		—		—
Net restructuring, impairment and other charges	0.1		0.3		1.4		0.7
Other solar charges (inventory and A/R write-down)	—		—		0.4		—
Non-core tax impact related to fair value adjustment on acquisition *	—		—		—		3.7
Non-core tax impacts related to restructured sites **	—		—		3.4		0.3

Non-IFRS adjusted tax expense and Non-IFRS adjusted effective tax rate	$7.8	15%	$13.4	27%	$25.9	16%	$28.9	21%

*	Consists of deferred tax assets attributable to our acquisition of Atrenne recorded in the second quarter of 2018.

**	Includes the Solar Benefit in the nine months ended September 30, 2017.

(3)
Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. As a measure of liquidity, we intend to include any amounts we receive from the sale of our Toronto real property, if consummated, in non-IFRS free cash flow in the period of receipt. See note 13(b) to our Q3 2018 Interim Financial Statements. Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)
Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS adjusted ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

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The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended		Nine months ended
	September 30		September 30
	2017	2018	2017	2018
IFRS earnings before income taxes	$42.3	$21.5	$111.8	$61.8
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized IFRS earnings before income taxes	$169.2	$86.0	$149.0	$82.4

Average net invested capital for the period	$1,169.4	$1,391.1	$1,136.0	$1,316.2

IFRS ROIC % (1)	14.5%	6.2%	13.1%	6.3%

	Three months ended		Nine months ended
	September 30		September 30
	2017	2018	2017	2018
Non-IFRS operating earnings (adjusted EBIAT)	$55.9	$56.4	$167.3	$154.2
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized non-IFRS adjusted EBIAT	$223.6	$225.6	$223.0	$205.5

Average net invested capital for the period	$1,169.4	$1,391.1	$1,136.0	$1,316.2

Non-IFRS adjusted ROIC % (1)	19.1%	16.2%	19.6%	15.6%

	December 31 2017	March 31 2018	June 30 2018	September 30 2018
Net invested capital consists of:
Total assets	$2,964.2	$2,976.0	$3,212.2	$3,316.1
Less: cash	515.2	435.7	401.4	457.7
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,228.6	1,278.1	1,413.8	1,473.3
Net invested capital at period end (1)	$1,220.4	$1,262.2	$1,397.0	$1,385.1

	December 31 2016	March 31 2017	June 30 2017	September 30 2017
Net invested capital consists of:
Total assets	$2,841.9	$2,833.5	$2,876.7	$2,892.0
Less: cash	557.2	558.0	582.7	527.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,189.7	1,165.2	1,167.9	1,152.4
Net invested capital at period end (1)	$1,095.0	$1,110.3	$1,126.1	$1,212.6

(1)	See footnote 4 of the previous table.

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GUIDANCE SUMMARY

	Q3 2018 Guidance (1)	Q3 2018 Actual (1)	Q4 2018 Guidance (2)
IFRS revenue (in billions)	$1.65 to $1.75	$1.71	$1.70 to $1.80
Non-IFRS operating margin	3.3% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges	3.3%	3.5% at the mid-point of our revenue and non-IFRS adjusted EPS guidance ranges
Non-IFRS adjusted SG&A (in millions)	$49.0 to $51.0	$50.0	$49.0 to $51.0
Non-IFRS adjusted EPS	$0.26 to $0.32	$0.26	$0.27 to $0.33

(1) For the third quarter of 2018, our revenue was slightly above our guidance mid-point as demand strength in our CCS segment more than offset demand weakness in our ATS segment, in particular from our semiconductor capital equipment business. Non-IFRS operating margin, non-IFRS adjusted SG&A, and non-IFRS adjusted EPS results for the third quarter of 2018 were all within our guidance ranges. Our non-IFRS adjusted EPS was at the low end of our expectations, primarily due to an aggregate $0.03 per share negative tax impact arising from taxable foreign exchange, primarily from the weakening of the Chinese renminbi relative to the U.S. dollar, as well as an increased proportion of profits earned in higher tax rate jurisdictions.

(2) For the fourth quarter of 2018, we anticipate a negative $0.14 to $0.20 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software), Toronto transition costs (described above), and restructuring charges. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts. We anticipate our non-IFRS adjusted effective tax rate for the fourth quarter of 2018 to be in the range of 17% to 19%, excluding any impacts from taxable foreign exchange. We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort.

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CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	December 31 2017	September 30 2018
	(restated)
Assets
Current assets:
Cash and cash equivalents	$515.2	$457.7
Accounts receivable (notes 3 & 7)	1,023.7	1,134.1
Inventories (notes 3 & 8)	824.0	1,062.4
Income taxes receivable	1.6	1.6
Assets classified as held for sale (note 9)	30.1	27.4
Other current assets	82.0	68.1
Total current assets	2,476.6	2,751.3

Property, plant and equipment	323.9	344.3
Goodwill (note 5)	23.2	87.2
Intangible assets (note 5)	21.6	65.6
Deferred income taxes	37.6	37.3
Other non-current assets (note 10)	81.3	30.4
Total assets	$2,964.2	$3,316.1

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (note 11)	$37.9	$61.0
Accounts payable	931.1	1,147.8
Accrued and other current liabilities	233.2	264.1
Income taxes payable	37.7	35.2
Current portion of provisions	26.6	26.2
Total current liabilities	1,266.5	1,534.3

Long-term portion of borrowings under credit facility and finance lease obligations (note 11)	166.5	350.6
Pension and non-pension post-employment benefit obligations (note 10)	97.8	101.7
Provisions and other non-current liabilities	35.4	21.1
Deferred income taxes	27.8	19.8
Total liabilities	1,594.0	2,027.5

Equity:
Capital stock (note 12)	2,048.3	1,973.2
Treasury stock (note 12)	(8.7)	(11.9)
Contributed surplus	863.0	896.8
Deficit	(1,525.7)	(1,550.2)
Accumulated other comprehensive loss	(6.7)	(19.3)
Total equity	1,370.2	1,288.6
Total liabilities and equity	$2,964.2	$3,316.1
 Contingencies (note 16), Subsequent events (note 17), Transitional impacts of adopting IFRS 15 (notes 2 and 3).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended		Nine months ended
{	September 30		September 30
	2017	2018	2017	2018
	(restated)		(restated)
Revenue	$1,532.8	$1,711.3	$4,572.5	$4,906.2
Cost of sales (note 8)	1,427.2	1,599.1	4,255.6	4,595.7
Gross profit	105.6	112.2	316.9	310.5
Selling, general and administrative expenses (SG&A)	48.0	54.4	152.1	159.4
Research and development	6.9	7.9	19.3	20.7
Amortization of intangible assets	2.2	3.6	6.7	9.3
Other charges (note 13)	3.9	17.8	19.5	44.1
Earnings from operations	44.6	28.5	119.3	77.0
Finance costs	2.3	7.0	7.5	15.2
Earnings before income taxes	42.3	21.5	111.8	61.8
Income tax expense (recovery) (note 14):
Current	8.5	13.5	35.6	32.9
Deferred	(1.0)	(0.6)	(15.7)	(9.9)
	7.5	12.9	19.9	23.0
Net earnings for the period	$34.8	$8.6	$91.9	$38.8

Basic earnings per share	$0.24	$0.06	$0.64	$0.28

Diluted earnings per share	$0.24	$0.06	$0.63	$0.27

Shares used in computing per share amounts (in millions):
Basic	143.7	139.0	143.1	140.3
Diluted	145.7	140.3	145.1	141.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2018	2017	2018
	(restated)		(restated)
Net earnings for the period	$34.8	$8.6	$91.9	$38.8
Other comprehensive income, net of tax:
Items that will not be reclassified to net earnings:
Losses on pension and non-pension post-employment benefit plans (note 10)	—	—	(17.0)	(63.3)
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(0.1)	(0.6)	0.7	(0.4)
Changes from currency forward derivatives designated as hedges	3.1	5.2	20.6	(12.6)
Changes from interest rate swap derivatives designated as hedges	—	0.4	—	0.4
Total comprehensive income (loss) for the period	$37.8	$13.6	$96.2	$(37.1)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Capital stock (note 12)	Treasury stock (note 12)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2017	$2,048.2	$(15.3)	$862.6	$(1,632.0)	$(24.7)	$1,238.8
Impact of change in accounting policies (notes 2 and 3)	—	—	—	19.0	—	19.0
Restated balance at January 1, 2017	2,048.2	(15.3)	862.6	(1,613.0)	(24.7)	1,257.8
Capital transactions (note 12):
Issuance of capital stock	30.3	—	(16.8)	—	—	13.5
Purchase of treasury stock for stock-based plans	—	(12.2)	—	—	—	(12.2)
Stock-based compensation and other	—	16.9	5.6	—	—	22.5
Total comprehensive income (loss):
Net earnings for the period	—	—	—	91.9	—	91.9
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans (note 10)	—	—	—	(17.0)	—	(17.0)
Currency translation differences for foreign operations	—	—	—	—	0.7	0.7
Changes from currency forward derivatives designated as hedges	—	—	—	—	20.6	20.6
Balance -- September 30, 2017	$2,078.5	$(10.6)	$851.4	$(1,538.1)	$(3.4)	$1,377.8

Balance -- January 1, 2018	$2,048.3	$(8.7)	$863.0	$(1,545.2)	$(6.7)	$1,350.7
Impact of change in accounting policies (notes 2 and 3)	—	—	—	19.5	—	19.5
Restated balance at January 1, 2018	2,048.3	(8.7)	863.0	(1,525.7)	(6.7)	1,370.2
Capital transactions (note 12):
Issuance of capital stock	12.7	—	(12.3)	—	—	0.4
Repurchase of capital stock for cancellation	(87.8)	—	26.2	—	—	(61.6)
Purchase of treasury stock for stock-based plans	—	(9.6)	—	—	—	(9.6)
Stock-based compensation and other	—	6.4	19.9	—	—	26.3
Total comprehensive income (loss):
Net earnings for the period	—	—	—	38.8	—	38.8
Other comprehensive income (loss), net of tax:
Losses on pension and non-pension post-employment benefit plans (note 10)	—	—	—	(63.3)	—	(63.3)
Currency translation differences for foreign operations	—	—	—	—	(0.4)	(0.4)
Changes from currency forward derivatives designated as hedges	—	—	—	—	(12.6)	(12.6)
Changes from interest rate swap derivatives designated as hedges	—	—	—	—	0.4	0.4
Balance -- September 30, 2018	$1,973.2	$(11.9)	$896.8	$(1,550.2)	$(19.3)	$1,288.6

(a)  Accumulated other comprehensive loss is net of tax.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2017	2018	2017	2018
	(restated)		(restated)
Cash provided by (used in):
Operating activities:
Net earnings for the period	$34.8	$8.6	$91.9	$38.8
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	19.4	21.2	56.9	64.1
Equity-settled stock-based compensation	6.0	7.4	22.7	25.0
Other charges	—	—	7.1	1.4
Finance costs	2.3	7.0	7.5	15.2
Income tax expense	7.5	12.9	19.9	23.0
Other	0.8	(1.7)	(3.9)	(9.1)
Changes in non-cash working capital items:
Accounts receivable	(5.4)	(8.6)	42.5	(95.0)
Inventories	(44.6)	(55.5)	(118.6)	(225.6)
Other current assets	(7.4)	19.9	5.5	10.3
Accounts payable, accrued and other current liabilities and provisions	(11.9)	55.2	(23.8)	221.8
Non-cash working capital changes	(69.3)	11.0	(94.4)	(88.5)
Net income tax paid	(9.0)	(11.1)	(24.4)	(34.9)
Net cash provided by (used in) operating activities	(7.5)	55.3	83.3	35.0

Investing activities:
Acquisition, net of cash acquired (note 5)	—	—	—	(141.7)
Purchase of computer software and property, plant and equipment(a)	(32.2)	(21.1)	(81.8)	(63.4)
Proceeds/deposits related to the sale of assets	—	0.2	0.6	3.7
Repayment of advances from solar supplier (note 6)	—	—	12.5	—
Net cash used in investing activities	(32.2)	(20.9)	(68.7)	(201.4)

Financing activities:
Borrowings under prior credit facility (note 11)	—	—	—	163.0
Repayments under prior credit facility (note 11)	(6.2)	—	(33.7)	(350.5)
Borrowings under new credit facility (note 11)	—	55.0	—	405.0
Finance lease payments (note 11)	(1.7)	(3.5)	(4.8)	(16.1)
Issuance of capital stock (note 12)	0.3	—	13.5	0.4
Repurchase of capital stock for cancellation (note 12)	—	(23.3)	—	(61.6)
Purchase of treasury stock for stock-based plans (note 12)	(5.7)	—	(12.2)	(9.6)
Finance costs paid	(2.7)	(6.3)	(7.6)	(21.7)
Net cash provided by (used in) financing activities	(16.0)	21.9	(44.8)	108.9

Net increase (decrease) in cash and cash equivalents	(55.7)	56.3	(30.2)	(57.5)
Cash and cash equivalents, beginning of period	582.7	401.4	557.2	515.2
Cash and cash equivalents, end of period	$527.0	$457.7	$527.0	$457.7
(a) Additional equipment of $4.3 and $9.3 was acquired through finance leases in the third quarter and first nine months of 2018, respectively (first quarter and first nine months of 2017 — $5.0).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters currently located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7. Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, and capital equipment businesses. Capital equipment includes semiconductor capital equipment, and has been renamed to reflect the expanding nature of our business in this market. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. See note 4 below for a discussion of the recent reorganization of our end markets and the division of our business into two operating and reportable segments. Our prior period financial information has been reclassified to reflect the reorganized segment structure and to conform to the current presentation.

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended September 30, 2018 (Q3 2018 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). The Q3 2018 Interim Financial Statements should be read in conjunction with our 2017 annual audited consolidated financial statements (2017 AFS) and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2018 and our financial performance, comprehensive income (loss) and cash flows for the three and nine months ended September 30, 2018. The Q3 2018 Interim Financial Statements are presented in U.S. dollars, which is also our functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q3 2018 Interim Financial Statements were authorized for issuance by our board of directors on October 24, 2018.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. We base these estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, including the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets, and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities. Our assessment of these factors forms the basis for our judgments on the carrying values of assets and liabilities, and the accrual of costs and expenses. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods. There have been no material changes to our assumptions or the judgments affecting the application of our estimates and assumptions during the third quarter and first nine months of 2018 from those described in the notes to our 2017 AFS. However, see “Accounting policies” below for a discussion of recently adopted accounting standards and recently issued accounting pronouncements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Accounting policies:
The Q3 2018 Interim Financial Statements are based upon accounting policies consistent with those used and described in note 2 of our 2017 AFS, except for the recently adopted accounting standards discussed below.
Recently adopted accounting standards:
IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective for annual periods beginning on or after January 1, 2018, and allowed for early adoption. We adopted this standard on January 1, 2018, and elected to use the retrospective approach, pursuant to which we have restated each of the required comparative reporting periods presented herein and recognized the transitional adjustments through equity at the start of the first comparative reporting period presented herein. The new standard has changed the timing of our revenue recognition for a significant portion of our business, resulting in the recognition of revenue for certain customer contracts earlier than under the previous revenue recognition rules (which was generally upon delivery of final products to our end customer). The new standard has materially impacted our consolidated financial statements, primarily in relation to inventory and accounts receivable balances.
IFRS 9, Financial Instruments:
Effective January 1, 2018, we adopted IFRS 9, Financial Instruments issued by the IASB. This standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. As a result of adopting IFRS 9, we have also complied with the transitional rules of IAS 1, Presentation of Financial Statements and IFRS 7, Financial Instruments Disclosures.
Under IFRS 9, financial assets are classified as either: measured at amortized cost, fair value through other comprehensive income (FVOCI), or fair value through profit or loss (FVTPL). This classification is generally based on the business model in which the financial asset is managed and its contractual cash flow characteristics. IFRS 9 eliminates the held-to-maturity, loans and receivables, and available-for-sale categories previously allowed under IAS 39. Trade and non-customer receivables, that were previously classified as loans and receivables under IAS 39, are measured at amortized cost under IFRS 9. Although the classification of such assets changed, measurement of these assets continues to be at amortized cost, and no changes to their carrying amounts were required upon adopting IFRS 9. For financial liabilities, IFRS 9 largely retains the existing IAS 39 classifications, with the exception of those designated at FVTPL. Since we currently do not hold any liabilities designated as FVTPL, we were not impacted by this change. We do not currently hold any financial assets or liabilities under FVOCI.
In accordance with the transitional rules, we have applied the changes of IFRS 9 retrospectively, with the exception of the hedge accounting policies which we have applied prospectively as required by this standard. The adoption of this standard did not result in any adjustments to our Q3 2018 Interim Financial Statements and did not have a material impact on our accounting policies.
See “Changes in accounting policies” below for a description of accounting policy changes in connection with our adoption of IFRS 9 and IFRS 15, and note 3 for the transition impact of adopting IFRS 15.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Recently issued accounting pronouncements:
IFRS 16, Leases:
In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations, and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early. The new standard is expected to have a material impact on our consolidated financial statements in the period of initial application. We will recognize new right-of-use assets and lease liabilities on our consolidated balance sheet for the majority of our operating leases. The amortization of these assets will be recognized as a depreciation charge and the interest expense on the lease liabilities will be recognized as finance costs in our consolidated statement of operations. Previously, we recognized operating lease expenses on a straight-line basis over the lease term generally in cost of sales or SG&A in our consolidated statement of operations. No significant changes are expected for our existing finance leases nor for any leases in which we are a lessor. We are in the process of evaluating the anticipated impact of this standard on our consolidated financial statements, as well as any changes to our business processes, systems and controls that may be required to support the recognition and disclosures required by the new standard. Transition efforts are underway, including the implementation of specialized software for lease accounting and administration, to be completed by January 1, 2019. We plan to adopt IFRS 16 using the modified retrospective approach, whereby the cumulative effect of adopting IFRS 16 will be recognized as an adjustment to the opening retained deficit balance as of January 1, 2019, without restatement of prior period comparative information.

Changes in accounting policies:
This section should be read as a modification to the significant accounting policies in notes 2 (q), (r), (s) and (t) of our 2017 AFS and reflects accounting policy changes in connection with our adoption of IFRS 9 and IFRS 15.

(a) Financial assets and financial liabilities:
We recognize financial assets and financial liabilities initially at fair value and subsequently measure these at either fair value or amortized cost based on their classification as described below.
Fair value through profit or loss (FVTPL):
Financial assets and financial liabilities that we purchase or incur, respectively, with the intention of generating earnings in the near term, and derivatives other than cash flow hedges, are classified as FVTPL. This category includes short-term investments in money market funds (if applicable) that we group with cash equivalents, and derivative assets and derivative liabilities that do not qualify for hedge accounting. See Derivatives and hedge accounting in note (c) below for derivative contracts that qualify for hedge accounting. For investments that we classify as FVTPL, we initially recognize such financial assets on our consolidated balance sheet at fair value and recognize subsequent changes in our consolidated statement of operations. We will expense transaction costs as incurred in our consolidated statement of operations. We do not currently hold any liabilities designated as FVTPL.
Amortized cost:
We classify financial assets held to collect the contractual cash flows (in the form of payment of principal and interest earned on the principal outstanding) at amortized cost, including our trade receivables, term deposits and non-customer receivables. We initially recognize the carrying amount of such assets on our consolidated balance sheet at fair value plus directly attributable transaction costs, and subsequently measure these at amortized cost using the effective interest rate method, less any impairment losses.
Other financial liabilities:
This category is for our financial liabilities that are not classified as FVTPL and includes accounts payable, the majority of our accrued liabilities and certain other provisions, as well as borrowings under our credit facility, including our term loan. We record these financial liabilities at amortized cost on our consolidated balance sheet.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

(b) Impairment of financial assets:
We used a forward-looking “expected credit loss” (ECL) model in determining our allowance for doubtful accounts as it relates to trade receivables, contract assets (under IFRS 15), and other assets. Our allowance is determined by historical experience, and considers factors including the aging of the balances, the customer's credit worthiness, updates based on current economic conditions, expectation of bankruptcies, and the political and economic volatility in the markets/location of our customers. A default of accounts receivable occurs when customers are unable to pay for the goods or services we provided in accordance with the contract terms and conditions. An accounts receivable balance is written off or written down to its net realizable value as soon as it is known to be in default or in partial default. We will adjust previous write-downs to reflect changes in estimates or actual experience.

(c) Derivatives and hedge accounting:

The hedge accounting standards under IFRS 9 align the accounting for hedging instruments more closely to a company's risk management practices. Based on our assessment, all hedging relationships that were designated under IAS 39 as of December 31, 2017 met the criteria for hedge accounting under IFRS 9 effective January 1, 2018, and are considered continuing hedging relationships after transition. For foreign exchange forward and interest swap contracts that we designate as cash flow hedges and qualify for hedge accounting, we measure these derivatives at fair value on our consolidated balance sheet, and we defer the changes in the fair value of the hedging derivative, to the extent effective, in other comprehensive income (OCI) until we recognize the asset, liability or forecasted transaction being hedged in our consolidated statement of operations. Any cash flow hedge ineffectiveness is recognized in operations immediately. For hedges that are discontinued before the end of the original hedge term, the unrealized hedge gain (loss) in OCI is amortized to operations over the remaining term of the hedge. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain (loss) in OCI is recognized in operations immediately.

(d) Revenue:

We derive the majority of our revenue from the sale of electronic products and services that we manufacture and provide to customer specifications. Our range of services includes, among others, design and development, engineering services, supply chain management, new product introduction, manufacturing, assembly, testing, systems integration, order fulfillment, logistics and after-market services.

We recognize revenue from the sale of products and services rendered when our performance obligation has been satisfied or when the associated control over the products sold has passed to the customer and no material uncertainties remain as to the collection of our receivables. For those businesses where the products are custom-made to meet a customers' specific requirements, and such customers are liable to compensate us for the work performed to date, we will recognize revenue over time as our production progresses to completion, or as services are rendered. We generally estimate revenue of our work in process based on costs incurred to date plus a reasonable profit margin for eligible products for which we do not have alternative uses. For other businesses that do not qualify for revenue recognition over time, we recognize revenue at the point in time where control is passed to the customer, which is generally upon shipment and no further performance obligation remains except for our standard manufacturing or service warranties.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

3.    TRANSITION TO IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 establishes a comprehensive framework for determining whether, how much and when revenue should be recognized, and replaced IAS 18, Revenues, IAS 11, Construction Contracts, and related interpretations. We adopted IFRS 15 effective January 1, 2018 by applying the retrospective method, and have restated each of the required comparative reporting periods presented herein. In computing the transitional adjustments, we applied the practical expedients in accordance with IFRS 15 to exclude certain contracts that we started and completed in the same annual reporting period, or were completed prior to January 1, 2016, the beginning of the earliest period to be presented in our 2018 annual audited consolidated financial statements. We recognized the transitional adjustments through equity as of the beginning of 2017 for our Q3 2018 Interim Financial Statements.

(a) Transitional impacts:

For a significant portion of our business, the timing of our revenue recognition has changed under the new standard from a point-in-time to over time, resulting in earlier recognition of revenue than under the previous recognition rules (which was generally upon delivery of final products to our end customer). The most significant financial impacts of adopting IFRS 15 on the comparative periods in our consolidated financial statements are summarized as follows:

			Three months ended	Nine months ended
	December 31, 2016	September 30, 2017	September 30, 2017	September 30, 2017	December 31, 2017
	Increase (decrease)
Contract assets (included in accounts receivable)	$226.9	$242.6	—	—	$258.9
Inventories	(206.2)	(220.7)	—	—	(237.8)
Deferred taxes	(1.7)	(1.9)	—	—	(1.9)
Accrued and other current liabilities	—	(0.3)	—	—	(0.3)
Deficit	(19.0)	(20.3)	—	—	(19.5)

Revenue	—	—	$4.6	$15.9	—
Cost of sales	—	—	3.1	14.4	—
Income tax expense	—	—	0.1	0.2	—
Net earnings	—	—	1.4	1.3	—

Diluted earnings per share	—	—	$0.01	$0.01	—

(b) Contract assets and liabilities:

Our contract assets consist of unbilled amounts recognized as revenue under IFRS 15 and deferred investment costs incurred to obtain or fulfill a contract. As of September 30, 2018, we had approximately $270.5 (December 31, 2017 — $258.9) of contract assets recognized as revenue under IFRS 15, which we recorded in accounts receivable on our consolidated balance sheet. Deferred investment costs are recorded initially at cost in other current and non-current assets on our consolidated balance sheet, and subsequently amortized over the projected period of expected future benefits, or as recoveries are realized, from the new contracts. We monitor our contract assets for potential impairment on a regular basis. No significant impairment losses were recorded on our contract assets during the third quarter or first nine months of either 2018 or 2017. Our contract liabilities consist of advance payments from customers and deferred revenue, which we recorded in accrued and other current liabilities on our consolidated balance sheet.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

4.             SEGMENT AND CUSTOMER REPORTING

Segment Reorganization:

Operating segments are defined as components of an enterprise that engage in business activities from which they may earn revenue and incur expenses; for which discrete financial information is available; and whose operating results are regularly reviewed by the chief operating decision maker in deciding how to allocate resources and to assess performance. No operating segments have been aggregated to determine our reportable segments.

During the first quarter of 2018, we completed a reorganization of our reporting structure, including our sales, operations and management systems, into two operating and reportable segments: ATS and CCS. Prior to this reorganization, we operated in one reportable segment (Electronic Manufacturing Services), which was comprised of multiple end markets (ATS, Communications and Enterprise during 2017). The change in operating and reportable segments was a result of modifications to our organizational and internal management structure which were initiated in 2017 to streamline business operations and improve profitability and competitiveness, and were completed in early 2018. As a result of these modifications, and commencing in the first quarter of 2018, our Chief Executive Officer (CEO), who is our chief operating decision maker, reviews segment revenue, segment income and segment margin (described below) to assess performance and make decisions about resource allocation. Our prior period financial information has been reclassified to reflect the reorganized segment structure and to conform to the current presentation. The foregoing changes have no impact on our historical consolidated financial position, results of operations or cash flows as previously reported.

Factors considered in determining the two reportable segments included the nature of applicable business activities, management structure, market strategy and margin profiles. Our ATS segment consists of our ATS end market, and is comprised of our aerospace and defense, industrial, smart energy, healthtech, and capital equipment (including semiconductor capital equipment) businesses. Products and services in this segment are extensive and are often more regulated than in our CCS segment, and can include the following: government-certified and highly-specialized manufacturing, electronic and enclosure-related services for aerospace and defense-related customers; high-precision equipment and integrated subsystems used in the manufacture of semiconductors; a wide range of industrial automation, controls, test and measurement devices; advanced solutions for surgical instruments, diagnostic imaging and patient monitoring; and efficiency products to help manage and monitor the energy and power industries. Our ATS segment businesses typically have a higher margin profile and longer product life cycles than the businesses in our CCS segment. Our CCS segment consists of our Communications and Enterprise end markets, and is comprised of our enterprise communications, telecommunications, servers and storage businesses. Products and services in this segment consist predominantly of enterprise-level data communications and information processing infrastructure products, and can include routers, switches, servers and storage-related products used by a wide range of businesses and cloud-based service providers to manage digital connectivity, commerce and social media applications. Our CCS segment businesses typically have a lower margin profile and higher volumes than the businesses in our ATS segment, and have been impacted in recent periods (and continue to be impacted) by aggressive pricing, rapid shifts in technology, model obsolescence and the commoditization of certain products.

Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). Revenue is attributed to the segment in which the product is manufactured or the service is performed. Segment income is defined as a segment’s net revenue less its cost of sales and its allocable portion of selling, general and administrative expenses and research and development expenses (collectively, Segment Costs). Identifiable Segment Costs are allocated directly to the applicable segment while other Segment Costs, including indirect costs and certain corporate charges, are allocated to our segments based on an analysis of the relative usage or benefit derived by each segment from such costs. Segment income excludes finance costs, amortization of intangible assets (excluding computer software), employee stock-based compensation expense, net restructuring, impairment and other charges (recoveries), other solar charges, and the fair value adjustment for inventory acquired in connection with our purchase of Atrenne Integrated Solutions, Inc. (Atrenne), as these costs and charges are managed and reviewed by our CEO at the company level. Net restructuring, impairment and other charges (recoveries) include, in applicable periods, restructuring charges (recoveries), impairment charges (recoveries), acquisition-related consulting, transaction and integration costs, legal settlements (recoveries), Toronto transition costs (recoveries), and the accelerated amortization of unamortized deferred financing costs. Our segments do not record inter-segment revenue. Although segment income and segment margin are used to evaluate the performance of our segments, we may incur operating costs in one segment that may

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

also benefit the other segment. Our accounting policies for segment reporting are the same as those applied to the company as a whole.

Information regarding the results of each reportable segment is included below:

Revenue by segment:	Three months ended September 30				Nine months ended September 30
	2017		2018		2017		2018
		% of total		% of total		% of total		% of total
ATS	$475.7	31%	$556.3	33%	$1,445.6	32%	$1,642.3	33%
CCS	1,057.1	69%	1,155.0	67%	3,126.9	68%	3,263.9	67%
Total	$1,532.8		$1,711.3		$4,572.5		$4,906.2

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:	Three months ended September 30				Nine months ended September 30
	2017		2018		2017		2018
		Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin	$24.3	5.1%	$25.5	4.6%	$70.1	4.8%	$81.6	5.0%
CCS segment income and margin	31.6	3.0%	30.9	2.7%	97.2	3.1%	72.6	2.2%
Total segment income	55.9		56.4		167.3		154.2
Reconciling items:
Finance costs	2.3		7.0		7.5		15.2
Employee stock-based compensation expense	6.0		7.4		22.7		25.0
Amortization of intangible assets (excluding computer software)	1.4		2.7		4.4		6.5
Net restructuring, impairment and other charges (see note 13)	3.9		17.8		19.5		44.1
Other solar charges (inventory and A/R write-down)	—		—		1.4		—
Atrenne inventory fair value adjustment (see note 5)	—		—		—		1.6
IFRS earnings before income taxes	$42.3		$21.5		$111.8		$61.8

Customers:

For the third quarter and first nine months of 2018, we had two customers and one customer, respectively (in each case from our CCS segment), that represented more than 10% of total revenue (third quarter and first nine months of 2017 — two customers (each in our CCS segment)).

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. However, numerous factors affecting our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from the storage component of our CCS segment has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

5.    ACQUISITION

On April 4, 2018, we completed the acquisition of U.S.-based Atrenne, a designer and manufacturer of ruggedized electromechanical solutions, primarily for military and commercial aerospace applications. The purchase price for Atrenne was $141.7, net of cash acquired, including a net working capital adjustment of $3.8 (which is subject to finalization). The purchase was funded with borrowings under the revolving portion of our then-available credit facility. We recorded $64.0 of goodwill as part of the acquisition which is primarily attributable to the specific knowledge and capabilities of the acquired workforce and expected synergies from the combination of our operations. Details of our preliminary purchase price allocation are as follows:

Atrenne

Current assets, net of cash acquired	$31.5
Property, plant and equipment and other long-term assets	7.8
Customer and other intangible assets and computer software assets	51.0
Goodwill	64.0
Current liabilities	(8.5)
Deferred income taxes and other-long-term liabilities	(4.1)
$141.7

Acquired assets and liabilities are recorded on our consolidated balance sheet at their fair values as of the date of acquisition. In connection with our purchase of Atrenne, we recorded a $1.6 fair value adjustment to write up the value of the acquired inventory as of the acquisition date, representing the difference between the inventory's cost and its fair value. The fair value adjustment was recognized through cost of sales as the inventory was sold. During the second quarter of 2018, we recognized the full $1.6 fair value adjustment (as such acquired inventory was sold during the second quarter). We engaged third-party consultants to provide valuations of property, plant and equipment and intangible assets in connection with our purchase of Atrenne. The fair value of the acquired tangible assets was measured based on their value in-use, by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or the income (discounted cash flow) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants was primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy were used in the valuation of the above-mentioned assets.

The purchase price for Atrenne includes a customary post-closing net working capital adjustment. We expect to finalize our purchase price allocation in the fourth quarter of 2018, once such net working capital adjustment has been finally determined.

We expect annual amortization of intangible assets to increase by approximately $6 as a result of the Atrenne acquisition. The goodwill arising from this acquisition is attributable to our ATS segment and is not tax deductible.

Proforma disclosure: Revenue and net earnings for the first nine months of 2018 would not have been materially different had the Atrenne acquisition occurred at the beginning of 2018.

We incur consulting, transaction and integration costs (Acquisition Costs) relating to potential and completed acquisitions. During the third quarter and first nine months of 2018, we recorded Acquisition Costs of $1.5 and $5.4, respectively, including for the Atrenne acquisition and our anticipated acquisition of Impakt Holdings, LLC (Impakt), as described in note 17 (third quarter and first nine months of 2017 — $0.9 and $1.8 of Acquisition Costs, respectively), in other charges in our consolidated statement of operations.

See subsequent event (note 17) regarding our anticipated acquisition of Impakt.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

6.             SOLAR PANEL MANUFACTURING BUSINESS

During the fourth quarter of 2016, due to anticipated prolonged volatility in the solar panel market, we made the decision to exit the solar panel manufacturing business, and terminated (prior to its scheduled expiration) a supply agreement (Supply Agreement) pursuant to which we had made specific cash advances to an Asia-based solar cell supplier. The remaining $12.5 of such cash advances were repaid in full during the first half of 2017. In connection with our exit from this business, we wrote down the carrying values of our solar panel manufacturing equipment and inventories in 2016 to then-recoverable amounts. During the second quarter of 2017, we recorded additional provisions of $0.9 in cost of sales, $0.5 in SG&A expenses and $5.2 in other charges (see note 13) in our consolidated statement of operations, to write down the carrying value of our solar panel inventory, accounts receivable and solar panel manufacturing equipment, respectively.

Under the Supply Agreement, we also manufactured and sold completed solar panels to the solar cell supplier as a customer. As of December 31, 2017, we had $6.7 of outstanding solar accounts receivable, all from such former solar supplier, which were repaid in full during the first nine months of 2018 (including $3.7 repaid during the third quarter of 2018).

During the second quarter of 2018, we completed the sale of our remaining solar manufacturing equipment, which was previously recorded as assets held for sale. See note 9. In anticipation of such disposition, we paid $11.3 (including fees and accrued interest) in January 2018 to terminate and settle our outstanding lease obligations for this equipment. See note 11.

7.             ACCOUNTS RECEIVABLE

Accounts receivable sales and financing programs:
We have an agreement to sell up to $200.0 of accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. The term of this agreement has been annually extended in recent years (including in November 2017) for additional one-year periods (and is currently extendable to November 2019 under specified circumstances) but may be terminated earlier as provided in the agreement. At September 30, 2018, we sold $113.0 of accounts receivable under this program (December 31, 2017 — $80.0). We continue to collect cash from our customers and remit the cash to the banks once it is collected.

At September 30, 2018, we also sold $81.0 of accounts receivable under a customer's supplier financing program (December 31, 2017 — $52.3), pursuant to which participating suppliers may sell accounts receivable from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. We utilized this program to substantially offset the effect of extended payment terms required by such customer on our working capital for the period. The third-party bank collects the relevant receivables directly from the customer.
The accounts receivable sold under both of these programs are de-recognized from our accounts receivable balance and removed from our consolidated balance sheet, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We pay discount charges which we record as finance costs in our consolidated statement of operations.
Contract assets:
At September 30, 2018, our accounts receivable balance included $270.5 of contract assets (December 31, 2017 — $258.9) recognized as revenue under the transition to IFRS 15. See notes 2 and 3.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

8.             INVENTORIES

We record our inventory provisions, net of valuation recoveries, in cost of sales. We record inventory provisions to reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries to reflect realized gains on the disposition of inventory previously written-down to net realizable value. We recorded net inventory provisions of $4.7 and $13.8, respectively, for the third quarter and first nine months of 2018 (third quarter and first nine months of 2017 — net inventory provisions of $0.7 and $3.9, respectively). We recorded inventory provisions during the third quarter and first nine months of 2018 as a result of increases in our overall aged inventory levels (third quarter of 2018 — primarily related to customers in our ATS segment; first nine months of 2018 — more than half of which related to customers in our CCS segment). We recorded an inventory provision of $0.9 during the second quarter of 2017 to write down the carrying amount of our then-remaining solar panel inventory, the sale of which was completed during the third quarter of 2017.

9.    ASSETS CLASSIFIED AS HELD FOR SALE

As a result of previously announced restructuring actions, we have reclassified certain assets as held for sale. These assets were reclassified at the lower of their carrying value and estimated fair value less costs to sell at the time of such reclassification. We have programs underway to sell these assets. At September 30, 2018, we had $27.4 (December 31, 2017 — $30.1) of assets classified as held for sale, which consisted primarily of land and buildings in Europe and North America. See note 6 regarding the sale of our remaining solar panel manufacturing equipment during the second quarter of 2018.

10.    PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment defined benefit plans for our employees. Such plans include defined benefit pension plans for our employees in the United Kingdom (U.K.) that generally provide them with stated benefits on retirement based on their pensionable service, either in annuities and/or lump sum payments. The U.K. defined benefit pension plans are comprised of a Main pension plan and a Supplementary pension plan, both of which are closed to new members. The Main pension plan is our largest defined benefit pension plan. The Supplementary pension plan does not have any active members.
In March 2017, the Trustees of the Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have retired. The cost of the annuity was £123.7 million (approximately $154.3 at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of the Main pension plan. Although we retain ultimate responsibility for the payment of benefits to plan participants, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $17.0 which we recorded in OCI and simultaneously re-classified to deficit during the first quarter of 2017. We also reduced the value of our pension assets by $17.0 during the first quarter of 2017, which was recorded in other non-current assets on our consolidated balance sheet. The cost of this annuity is subject to a true-up adjustment in the near term, and we may be required to pay additional premium amounts to the insurance company after completion of data verification of all retired participants.

In April 2017, the Trustees of the Supplementary pension plan entered into an agreement with a third party insurance company to purchase an annuity for all participants of this plan, all of whom are retired. The cost of the annuity was £9.1 million (approximately $11.7 at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of the Supplementary pension plan. For the Supplementary pension plan, we currently anticipate transferring the pension annuity to individual plan members and winding up the plan in the first half of 2019. Although we retain ultimate responsibility for the payment of benefits to plan participants until such wind-up is complete, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $1.9 which we recorded in the second quarter of 2017 in other charges (see note 13) in our consolidated statement of operations, with a corresponding reduction in the value of our pension assets which is recorded in other non-current assets on our consolidated balance sheet.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

In June 2018, the Trustees of the Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in such plan who have not yet retired. The cost of the annuity was £156.1 million (approximately $209.2 at the exchange rate at the time of recording) and was funded with existing plan assets. The purchase of the annuity resulted in a non-cash loss of $63.3 for the second quarter of 2018 which we recorded in OCI and simultaneously re-classified to deficit, and the recognition of an additional pension obligation on our consolidated balance sheet after we fully reduced the pension asset to zero. The cost of this annuity is subject to a true-up adjustment within 12 months of the purchase of the annuity, and we may be required to pay additional premium amounts to the insurance company after completion of data verification for such non-retired participants.

11.             CREDIT FACILITIES AND LONG-TERM DEBT

In June 2018, we entered into an $800.0 credit agreement with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto (New Credit Facility), which provides for a $350.0 term loan (New Term Loan) that matures in June 2025, and a $450.0 revolving credit facility (New Revolver) that matures in June 2023. As of September 30, 2018, $350.0 was outstanding under the New Term Loan, and other than ordinary course letters of credit (described below), $55.0 was outstanding under the New Revolver.

Our previous credit facility (Prior Facility) consisted of a $250.0 term loan (Prior Term Loan) and a $300.0 revolving credit facility (Prior Revolver), each of which was scheduled to mature in May 2020. See note 12 of our 2017 AFS for further details regarding the terms of our Prior Facility. The net proceeds from the New Term Loan were used primarily to repay all amounts outstanding under the Prior Facility (which was terminated on such repayment), as well as costs related to the arrangement of the New Credit Facility.
The New Term Loan requires quarterly principal repayments of $0.875, commencing September 30, 2018 (see below), and a lump sum repayment of the remainder outstanding at maturity. Commencing in 2020, we are also required to make annual prepayments of the New Term Loan ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow (as defined in the New Credit Facility) for the prior fiscal year. Proceeds from the sale of our Toronto real property, if consummated after 2018, would be taken into account in the determination of excess cash flow. In addition, prepayments of all borrowings under the New Credit Facility may be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets, but excluding the net proceeds from the sale of our Toronto real estate, if consummated). Except under specified circumstances, and subject to the payment of breakage costs (if any), we are generally permitted to make voluntary prepayments of outstanding amounts under the New Revolver and the New Term Loan without any other premium or penalty.
We incurred debt issuance costs of $4.9 in connection with the New Term Loan, which we recorded as an offset against the proceeds from the New Term Loan. Such costs have been deferred (as long-term debt on our consolidated balance sheet) and will be amortized over the term of the New Term Loan using the effective interest rate method. We incurred debt issuance costs of $3.1 in connection with the New Revolver, which have been deferred (as other assets on our consolidated balance sheet) and will be amortized over the term of the New Revolver. We accelerated the amortization of the remaining $1.2 of unamortized deferred financing costs related to the Prior Facility upon its termination ($0.6 related to our Prior Revolver recorded in other assets and $0.6 related to our Prior Term Loan recorded in long-term debt) and recorded it to other charges in our consolidated statement of operations in June 2018. See note 13.

The New Credit Facility has an accordion feature that allows us to increase the term loans and/or revolving loan commitments thereunder by an additional $150.0, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions. The New Revolver also includes a $50.0 sub-limit for swing line loans, providing for short-term borrowings up to a maximum of ten business days, as well as a $150.0 sub-limit for letters of credit, in each case subject to the overall New Revolver credit limit. The New Revolver permits us and certain designated subsidiaries to borrow funds (subject to specified conditions) for general corporate purposes, including for capital expenditures, certain acquisitions, and working capital needs. Borrowings under the New Revolver bear interest at LIBOR, Canadian Prime or Base Rate (each as defined in the New Credit Facility) plus a specified margin,

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

or in the case of any bankers' acceptance, at the B/A Discount Rate (as defined in the New Credit Facility). The margin for borrowings under the New Revolver ranges from 0.75% to 2.5%, depending on the rate we select and our consolidated leverage ratio. The New Term Loan currently bears interest at LIBOR plus 2.0% (which we may change to the Base Rate plus a margin of 1% if more advantageous).

We are required to comply with certain restrictive covenants under the New Credit Facility, including those relating to the incurrence of certain indebtedness, the existence of certain liens, the sale of certain assets (excluding real property currently held for sale), specified investments and payments, sale and leaseback transactions, and certain financial covenants relating to a defined interest coverage ratio and leverage ratio that are tested on a quarterly basis. At September 30, 2018, we were in compliance with all restrictive and financial covenants under the New Credit Facility. The obligations under the New Credit Facility are guaranteed by us and certain specified subsidiaries. Subject to specified exemptions and limitations, all assets of the guarantors are pledged as security for the obligations under the New Credit Facility. The New Credit Facility contains customary events of default. If an event of default occurs and is continuing, the administrative agent may declare all amounts outstanding under the New Credit Facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. In the event of a payment or other specified defaults, outstanding obligations accrue interest at a specified default rate.

On October 1, 2018, we made a scheduled quarterly principal repayment of $0.875 in respect of the third quarter of 2018 under the New Term Loan. During the third quarter of 2018, we borrowed $55.0 under the New Revolver for working capital purposes. During the second quarter of 2018, we borrowed a total of $163.0 under the Prior Revolver, primarily to fund the Atrenne acquisition in April 2018 (see note 5), as well as for working capital requirements. We made scheduled quarterly principal repayments of $6.25 during each quarter of 2017 and during the first two quarters of 2018 under the Prior Term Loan. The outstanding amounts under the Prior Revolver ($163.0) and the Prior Term Loan ($175.0) were repaid in June 2018 using the net proceeds from the New Term Loan. The Prior Facility was terminated on such repayment.
The following table sets forth our borrowings under our credit facilities, and our finance lease obligations:

	December 31 2017	September 30 2018
Borrowings under the Prior Revolver/New Revolver (1)	$—	$55.0
Borrowings under the Prior Term Loan/New Term Loan	187.5	350.0
Total borrowings under applicable credit facility	187.5	405.0
Less: unamortized debt issuance costs (2)	(0.8)	(4.7)
Finance lease obligations (3)	17.7	11.3
	$204.4	$411.6
Comprised of:
Current portion of borrowings under applicable credit facility and finance lease obligations (3)	$37.9	$61.0
Long-term portion of borrowings under applicable credit facility and finance lease obligations	166.5	350.6
	$204.4	$411.6

(1) Debt issuance costs were incurred in connection with our Prior Revolver in 2014 ($1.7) and the New Revolver in 2018 ($3.1), which we deferred as other assets on our consolidated balance sheets and amortize over the term of the relevant revolver. We accelerated the amortization of $0.6, representing the remaining portion of the unamortized deferred financing costs related to the Prior Revolver, upon termination of the Prior Facility, and recorded it to other charges in June 2018.

(2) Debt issuance costs were incurred in connection with our Prior Term Loan in 2015 ($2.1) and the New Term Loan in 2018 ($4.9), which we deferred as long-term debt on our consolidated balance sheets and amortize over the term of the relevant term loans using the effective interest rate method. We accelerated the amortization of $0.6, representing the remaining portion of the unamortized deferred financing costs related to the Prior Term Loan, upon termination of the Prior Facility, and recorded it to other charges in June 2018.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

(3) At December 31, 2017, $11.1 of our finance lease obligations related to our solar panel manufacturing equipment (recorded as current liabilities on our consolidated balance sheet as at December 31, 2017). In connection with the anticipated disposition of such equipment, we terminated and settled these lease obligations in full in January 2018 for $11.3 (including fees and accrued interest). See note 6.

We entered into a 5-year interest rate swap agreement with a syndicate of third-party banks in August 2018 to partially hedge against our exposures to the interest rate variability on our New Term Loan. The derivative instrument swaps the variable rate of interest for a fixed rate of interest on $175.0 of our New Term Loan borrowings. See note 15.

Commitment fees expensed in the third quarter and first nine months of 2018 were $0.4 and $1.3, respectively (third quarter and first nine months of 2017 — $0.3 and $1.0, respectively). At September 30, 2018, we had $22.4 outstanding in letters of credit under the New Revolver (December 31, 2017 — $23.2 outstanding in letters of credit under the Prior Revolver). We also arrange letters of credit and surety bonds outside of our revolving facility. At September 30, 2018, we had $15.5 (December 31, 2017 — $13.6) of such letters of credit and surety bonds outstanding.

At September 30, 2018, we also had a total of $128.5 (December 31, 2017 — $73.5) in uncommitted bank overdraft facilities available for intraday and overnight operating requirements under our applicable credit facility. There were no amounts outstanding under these overdraft facilities at September 30, 2018 or December 31, 2017.

12.             CAPITAL STOCK

Share repurchase plans:
In November 2017, the TSX accepted our notice to launch a normal course issuer bid (2017 NCIB), which allows us to repurchase, at our discretion, until the earlier of November 12, 2018 or the completion of the purchases thereunder, up to approximately 10.5 million subordinate voting shares (representing approximately 7.3% of our total outstanding subordinate voting and multiple voting shares at the time of launch) in the open market, or as otherwise permitted. During the third quarter and first nine months of 2018, we paid $23.3 and $61.6, respectively (including transaction fees) to repurchase and cancel 1.9 million and 5.5 million subordinate voting shares, respectively, at a weighted average price of $12.17 per share and $11.24 per share, respectively. We did not repurchase any subordinate voting shares for cancellation during the first nine months of 2017. The maximum number of subordinate voting shares that we are permitted to repurchase for cancellation under the 2017 NCIB is reduced by the number of subordinate voting shares we purchase in the open market during the term of the 2017 NCIB to satisfy delivery obligations under our stock-based compensation plans. Since the commencement of this NCIB through September 30, 2018, we purchased an aggregate of 7.4 million subordinate voting shares for cancellation, and 1.1 million subordinate voting shares to satisfy delivery obligations under our stock-based compensation plans (see below). See subsequent events (note 17) regarding our intention to launch a new normal course issuer bid.
Stock-based compensation:

We grant share unit awards to employees under our stock-based compensation plans. From time-to-time, we pay cash for the purchase by a broker of subordinate voting shares in the open market to satisfy delivery requirements upon vesting of such awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the stock-based compensation plans. During the first nine months of 2018, we paid $9.6 (including transaction fees) for a broker to purchase 0.8 million subordinate voting shares in the open market to satisfy delivery requirements under our stock-based compensation plans. We did not purchase any shares for such purpose during the third quarter of 2018. During the third quarter and first nine months of 2017, we paid $5.7 and $12.2 (including transaction fees), respectively, for a broker to purchase 0.49 million and 0.95 million subordinate voting shares in the open market, respectively, for awards under our stock-based compensation plans. At September 30, 2018, the broker held 1.0 million subordinate voting shares with a value of $11.9 (December 31, 2017 — 0.8 million subordinate voting shares with a value of $8.7).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

During the third quarter and first nine months of 2018, we granted 0.2 million and 2.0 million restricted share units (RSUs), respectively (third quarter and first nine months of 2017 — 0.1 million and 1.6 million RSUs, respectively), the majority of which vest one-third per year over a three-year period. The cost we record for RSUs is based on the market value of our subordinate voting shares at the time of grant. During the first nine months of 2018, we granted 1.6 million performance share units (PSUs) (first nine months of 2017 — 0.9 million PSUs), representing 100% of target. We did not grant any PSUs during the third quarters of 2018 or 2017. Employees are granted a target number of PSUs. The number of PSUs granted during 2018 that will actually vest will vary from 0 to 200% of the target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of the three-year performance period, as modified by a separate pre-determined non-market financial target, as well as our relative Total Shareholder Return (TSR) performance over the vesting period. See note 2(n) of our 2017 AFS for a description of TSR. We estimated the grant date fair value of the TSR modifier for these awards using a Monte Carlo simulation model. The grant date fair value for the non-TSR-based performance measurement and modifier was based on the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. We amortize the cost of our awards to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus on our consolidated balance sheet on a straight-line basis over the requisite service period, and we reduce this expense for the estimated PSU awards that are not expected to vest because employment conditions are not expected to be satisfied. We expect to settle these awards with subordinate voting shares purchased in the open market by a broker or issued from treasury. The weighted average grant date fair value of RSUs granted in the third quarter and first nine months of 2018 was $12.07 and $10.69 per unit, respectively (third quarter and first nine months of 2017 — $11.83 and $13.58, respectively). The weighted average grant date fair value of PSUs granted in the first nine months of 2018 was $11.13 per unit (first nine months of 2017 — $17.18 per unit). See note 13(b) of our 2017 AFS for a description of the vesting terms applicable to PSUs granted in 2017.

During the third quarter and first nine months of 2018, we received cash proceeds of nil and $0.4, respectively (third quarter and first nine months of 2017 — $0.3 and $13.5, respectively) relating to the exercise of vested employee stock options.

For the third quarter and first nine months of 2018, we recorded aggregate employee stock-based compensation expense (excluding deferred share unit (DSU) expense) through cost of sales and SG&A of $7.4 and $25.0, respectively (third quarter and first nine months of 2017 — $6.0 and $22.7, respectively), and DSU expense (recorded through SG&A) of $0.5 and $1.5, respectively (third quarter and first nine months of 2017 — $0.5 and $1.7, respectively). Employee stock-based compensation expense varies from period-to-period.

At September 30, 2018, 1.6 million (December 31, 2017 — 1.5 million) DSUs were outstanding.

13.             OTHER CHARGES

	Three months ended September 30		Nine months ended September 30
	2017	2018	2017	2018
Restructuring (a)	$4.1	$13.3	$15.7	$29.0
Loss on pension annuity purchase (see note 10)	—	—	1.9	—
Toronto transition costs (b)	—	3.1	—	8.3
Accelerated amortization of unamortized deferred financing costs (c)	—	—	—	1.2
Other (d)	(0.2)	1.4	1.9	5.6
	$3.9	$17.8	$19.5	$44.1

(a)     Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. We are currently implementing restructuring actions under a cost efficiency initiative. This initiative includes reductions to our workforce, as well as the potential consolidation of certain sites to better align capacity and infrastructure with

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

current and anticipated customer demand, related transfers of customer programs and production, re-alignment of business processes, management reorganizations, and other associated activities (in each case including as a result of our CCS segment review). We have recorded $37.0 in restructuring charges from the commencement of our cost efficiency initiative through the end of the third quarter of 2018, including the $13.3 and $29.0 of restructuring charges recorded in the third quarter and first nine months of 2018, respectively.

We recorded restructuring charges of $13.3 during the third quarter of 2018, consisting of cash charges primarily for consultant costs and employee termination costs. We recorded restructuring charges of $29.0 during the first nine months of 2018, consisting of cash charges of $28.8, primarily for consultant costs and employee termination costs, and non-cash charges of $0.2, representing losses on the sale of surplus equipment. We recorded restructuring charges of $4.1 and $15.7 during the third quarter and first nine months of 2017, respectively, consisting of cash charges of $4.1 and $10.5, respectively, primarily for employee termination costs resulting from the implementation of our previous Organizational Design and Global Business Services initiatives, as well as from the rationalization of our operations in the third quarter of 2017, and non-cash charges of $5.2 for the second quarter and first nine months of 2017, to write down the carrying value of our solar panel manufacturing equipment. The write-down of such equipment was adjusted to $3.8 during the fourth quarter of 2017 based on an executed sales agreement, and all such equipment has since been sold (see note 6). As of September 30, 2018, our restructuring provision was $13.6 (December 31, 2017 — $12.7), which we recorded in current portion of provisions on our consolidated balance sheet.

(b)    Toronto transition costs:

In connection with the anticipated sale of our Toronto real property, we entered into a long-term lease in November 2017 (in the Greater Toronto area) for the relocation of our Toronto manufacturing operations, and commenced occupancy in March 2018. We currently expect to complete the transition to this new manufacturing location by the end of first quarter of 2019. In addition, should the sale be consummated, we will enter into a long-term lease with the purchasers of our Toronto real property for our new corporate headquarters. In connection therewith, we intend to move such corporate headquarters to a temporary location while space in a new office building (to be built by such purchasers on the site of our current location) is under construction. In connection therewith, in September 2018, we entered into a 3-year lease for such temporary offices, and such relocation is currently expected to occur by the end of the first quarter of 2019. We will incur significant costs throughout the transition period (which commenced in the fourth quarter of 2017) to relocate our corporate headquarters and to transfer our Toronto manufacturing operations to its new location, and as we prepare and customize the new site to meet our manufacturing needs. These costs consist of building improvements and new equipment which we capitalize (approximately $2 and $12 in the third quarter and first nine months of 2018, respectively), as well as transition-related costs which we record in other charges. Transition costs are comprised of direct relocation costs, duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition period, as well as cease-use costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations. Any amounts we receive from the purchasers of our Toronto real property or gains recorded in connection with its sale, if consummated, will be recorded as recoveries through other charges (recoveries). During the third quarter and first nine months of 2018, we recorded $3.1 and $8.3, respectively, of such transition costs (third quarter and first nine months of 2017 — nil), consisting primarily of utility costs related to idle premises, depreciation charges and personnel costs incurred in the operation of duplicate production lines in advance of the transition, and relocation costs.

In September 2018, the agreement governing the sale of our Toronto real property, which includes our corporate headquarters and Toronto manufacturing operations, was assigned to a new purchaser (unrelated to us and the previous purchaser). In connection with such assignment, the agreement was amended to provide for the remaining proceeds of $122 million Canadian dollars (approximately $94 at period-end exchange rates) to be paid in one lump sum cash payment upon closing of the transaction. Previously, we were to receive one-half of the purchase price in the form of an interest-free, first-ranking mortgage having a term of two-years from the closing date. In addition, although we expect to receive certain additional cash amounts at closing, if consummated, the quantification of such amounts has not yet been finalized. Other terms of the agreement remain unchanged. However, there can be no assurance that this transaction will be completed when anticipated, or at all. See notes 16 (d) and 18 to our 2017 AFS.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

(c)    Accelerated amortization of unamortized deferred financing costs:

During the second quarter of 2018, we recorded a $1.2 charge to accelerate the amortization of unamortized deferred financing costs related to the extinguishment of the Prior Facility (see note 11).

(d)    Other:
During the third quarter and first nine months of 2018, we recorded $1.5 and $5.4, respectively, of Acquisition Costs (see note 5). During the third quarter and first nine months of 2017, we recorded $0.9 and $1.8, respectively, of Acquisition Costs. During the third quarter of 2017, the Acquisition Costs were more than offset by $1.1 in recoveries of damages in connection with the settlement of class action lawsuits in which we were a plaintiff related to certain purchases we made in prior periods. Additionally, during the first quarter of 2017, we recorded costs related to a prior legal matter.

14.         INCOME TAXES

Our effective income tax rate can vary significantly from quarter-to-quarter for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized. Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
Our net income tax expense during the third quarter of 2018 was negatively impacted by taxable foreign exchange arising primarily from the weakening of the Chinese renminbi relative to the U.S. dollar (our functional currency), as well as additional taxes due to an increased proportion of profits earned in higher tax rate jurisdictions.
During the second quarter of 2018, we received a favorable conclusion to our application for a bi-lateral advance pricing arrangement (BAPA) between the United States and Mexican tax authorities. Our net income tax expense for the first nine months of 2018 was favorably impacted by the reversal in the second quarter of 2018 of $6.0 of Mexican income taxes previously accrued to reflect the approved BAPA terms, and the recognition in the second quarter of 2018 of $3.7 of previously unrecognized deferred tax assets in our U.S. group of subsidiaries as a result of our Atrenne acquisition, which partially offset the net deferred tax liabilities that arose in connection with such acquisition. The favorable impacts to our net income tax expense for the first nine months of 2018 were offset in part, by adverse taxable foreign exchange impacts and additional taxes due to an increased proportion of profits earned in higher tax rate jurisdictions.

Our net income tax expense for the first nine months of 2017 was favorably impacted by a $5.0 deferred income tax benefit related to the write-down and impairments we recorded for our solar assets in 2017 and prior quarters. In connection with our exit from the solar panel manufacturing business, we withdrew one of our tax incentives in Thailand (which related solely to such operations) during the second quarter of 2017. The withdrawal of this incentive allowed us to apply future tax losses arising from the ultimate disposition of our solar assets against other fully taxable profits in Thailand, resulting in the recognition of the deferred income tax benefit. The impact of taxable foreign exchange on our net income tax expense for the third quarter and first nine months of 2017 was not significant.

We are subject to tax audits of historical information by tax authorities in various jurisdictions, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

15.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the New Term Loan, borrowings under the New Revolver, and derivatives. See note 2 for changes to the classification of our financial assets and liabilities since December 31, 2017 as a result of adopting IFRS 9.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts and swaps, generally for periods up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Our major currency exposures at September 30, 2018 are summarized in U.S. dollar equivalents in the following table. In the table below, in addition to our financial instruments, we have included certain monetary assets and liabilities, including pension and non-pension post-employment liabilities and income taxes that were denominated in non-functional currencies, in order to better reflect our currency exposures. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at September 30, 2018.

	Canadian dollar	Romanian Leu	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$6.3	$—	$9.9	$2.8	$22.7
Accounts receivable	1.8	0.1	37.3	0.9	19.1
Other financial assets	—	0.9	2.7	0.3	0.7
Income taxes and value-added taxes receivable	17.5	0.5	11.1	4.2	14.2
Pension and non-pension post-employment liabilities	(74.0)	(0.1)	(0.5)	(13.5)	(1.2)
Income taxes and value-added taxes payable	—	—	(1.0)	—	—
Accounts payable and certain accrued and other liabilities and provisions	(60.8)	(11.9)	(39.6)	(22.0)	(41.8)
Net financial assets (liabilities)	$(109.2)	$(10.5)	$19.9	$(27.3)	$13.7

We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. At September 30, 2018, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$228.6	$0.78	12	$0.4
Thai baht	81.2	0.03	12	(0.1)
Malaysian ringgit	52.2	0.25	12	(1.4)
Mexican peso	27.3	0.05	12	1.1
Chinese renminbi	72.5	0.15	12	(2.3)
Euro	35.3	1.18	12	(0.1)
Romanian leu	39.6	0.25	12	(1.0)
Singapore dollar	22.3	0.75	12	(0.5)
Other	3.5	0.01	1	0.1
Total	$562.5			$(3.8)

At September 30, 2018, the fair value of our outstanding contracts was a net unrealized loss of $3.8 (December 31, 2017 — net unrealized gain of $10.3). At September 30, 2018, we recorded $5.9 of derivative assets in other current assets and $9.7 of derivative liabilities in accrued and other current liabilities (December 31, 2017 — $12.9 of derivative assets in other current assets and $2.6 of derivative liabilities in accrued and other current liabilities). The unrealized gains or losses result from fluctuations in foreign exchange rates between the date the currency forward or swap contracts were entered into and the valuation date at period end.

Interest rate risk:

Borrowings under the New Credit Facility bear interest at specified rates, plus specified margins. Our borrowings under this facility, at September 30, 2018 totaled $405.0 (comprised of $350.0 under the New Term Loan and $55.0 under the New Revolver). Our unhedged borrowings under this facility at September 30, 2018 of $230.0 (comprised of $175.0 under the New Term Loan and $55.0 under the New Revolver) expose us to interest rate risk due to potential variability in market interest rates.
As part of our risk management program, we attempt to mitigate interest rate risk through interest rate swaps. In order to partially hedge against our exposure to interest rate variability on the New Term Loan, we entered into a 5-year agreement with a syndicate of third-party banks in August 2018 to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest for $175.0 of the total borrowings under the New Term Loan. The terms of the interest rate swap agreement on the floating market rate and the interest payment dates match that of the underlying debt, such that any hedge ineffectiveness is not expected to be significant. The swap agreement includes an option that allows us to cancel up to $75.0 of the notional amount of the original swap agreement starting in August 2021. The cancellable option in the swap agreement is aligned with our risk management strategy for the New Term Loan as it allows us to make voluntary prepayments of outstanding amounts without premium or penalty, subject to certain conditions.
We obtain third-party valuations of the swaps under the interest rate swap agreement. The valuations of the swaps are primarily measured through various pricing models or discounted cash flow analyses that incorporate observable market parameters, such as interest rate yield curves and volatility, and credit risk adjustments. The valuation of the interest rate swap agreement is measured primarily based on Level 2 data inputs of the fair value measurement hierarchy.
At September 30, 2018, the fair value of our interest rate swap agreement was a net unrealized gain of $0.5 which we recorded in other non-current assets on our consolidated balance sheet. The unrealized portion of the hedge gain or loss of the swap is recorded in accumulated OCI. The realized portion of the hedge gain or loss of the swap is released from OCI and recognized under finance costs in our consolidated statement of operations in the respective interest payment periods.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

16.          CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Other Matters:

In the third quarter of 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain amounts of research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments against our Brazilian subsidiary (including interest and penalties) total approximately 39 million Brazilian real (approximately $10 at period-end exchange rates) for such years. Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal advisers.

17.          SUBSEQUENT EVENTS

Anticipated acquisition:

We entered into a definitive agreement, dated as of October 9, 2018, to acquire U.S.- based Impakt Holdings, LLC (Impakt), a highly-specialized, vertically integrated company providing manufacturing solutions for leading OEMs in the semiconductor and display (including LCD and Organic Light Emitting Diode (OLED)) industries, as well as other markets requiring complex fabrication services, with operations in California and South Korea. The purchase price is approximately $329 (subject to specific adjustments as set forth in the definitive agreement), which we intend to finance with an expanded Term Loan, or if unavailable, with cash on hand and/or borrowings under the New Revolver. The transaction is currently expected to close in the fourth quarter of 2018, subject to receipt of applicable regulatory approvals and satisfaction of other customary closing conditions.

Intention to Launch Normal Course Issuer Bid (NCIB)

In October 2018, we announced our intention to file with the TSX a notice of intention to commence a new NCIB during the fourth quarter of 2018. If this notice is accepted by the TSX, we expect to be permitted to repurchase for cancellation, at its discretion during the 12 months following such acceptance, up to 10% of the "public float" (calculated in accordance with the rules of the TSX) of the Company's issued and outstanding subordinate voting shares. Purchases under the NCIB, if accepted, will be conducted in the open market or as otherwise permitted, subject to the terms and limitations to be applicable to such NCIB, and will be made through the facilities of the TSX.

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